EarlyDETECT Inc.
2082 Michelson Dr., Suite 212
Irvine, CA 92612

May 10, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: EarlyDETECT Inc.
Registration Statement on Form SB-2
Filed on June 15, 2006
File No. 333-135027

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") granting the withdrawal by EarlyDETECT Inc. (the "Registrant") of the subject Registration Statement on Form SB-2 filed by the Registrant on June 15, 2006 (File No. 333-135027). The Registrant is requesting withdrawal for various business and market reasons and, as such, the registration statement should not be made effective at this time.

The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grants the application for withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact our outside legal counsel Raymond A. Lee, Esq. at (714) 708-6510.

Very truly yours,

/s/ Charles A. Strongo
Charles A. Strongo
Chief Executive Officer